Exhibit 99.57

Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2019 and 2018

Canadian dollars

ORLA MINING LTD.

Consolidated Balance Sheets

(Thousands of Canadian dollars)

	June 30	December 31
As at	2019	2018
ASSETS
Current assets
Cash and equivalents	$5,031	$16,686
Accounts receivable	87	385
Prepaid expenses	73	206
	5,191	17,277
Restricted cash and reclamation deposits	594	205
Value added taxes recoverable	1,218	849
Property, plant, and equipment (note 6)	396	344
Exploration and evaluation assets (note 5)	163,707	169,282
TOTAL ASSETS	$171,106	$187,957

LIABILITIES
Current liabilities
Accounts payable (note 7)	$970	$1,743
Lease obligation (note 8)	29	—
Accrued liabilities	1,222	1,916
	2,221	3,659
Lease obligation (note 8)	74	—
Newmont loan (note 9)	8,988	6,103
Site closure provisions	722	745
TOTAL LIABILITIES	12,005	10,507

SHAREHOLDERS' EQUITY
Share capital	201,875	201,077
Reserves	27,719	25,960
Accumulated other comprehensive loss (gain)	(646)	4,797
Accumulated deficit	(69,847)	(54,384)
TOTAL SHAREHOLDERS' EQUITY	159,101	177,450

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$171,106	$187,957

Nature and continuance of operations (note 1)

Events after the reporting period (notes 9, 10(a))

Authorized for issuance by the Board of Directors on August 9, 2019.

/s/ David Stephens	/s/ Jason Simpson
David Stephens, Director	Jason Simpson, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Loss

(Thousands of Canadian dollars, except per-share amounts)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
		restated note 4		restated note 4
EXPLORATION AND EVALUATION EXPENSES (note 5)
Assays and analysis	$48	$295	$159	$477
Drilling	289	834	972	1,145
Geological	554	1,172	1,297	2,289
Engineering	833	144	1,742	201
Environmental	231	60	423	91
Community and government	222	211	467	523
Land and water use, claims and concessions	18	241	3,085	2,058
Project management	80	64	124	107
Project review	12	55	118	76
Site activities	404	750	1,181	1,553
Site administration	824	636	1,450	1,218
	3,515	4,462	11,018	9,738

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	162	126	379	234
Professional fees	148	202	273	338
Regulatory and transfer agent	46	14	87	54
Salaries and benefits	564	230	1,114	464
	920	572	1,853	1,090

OTHER EXPENSES (INCOME)
Depreciation	23	33	62	66
Share based payments	907	1,523	2,160	2,319
Interest income	(30)	(182)	(92)	(203)
Interest expense on lease obligations	1	—	1	—
Foreign exchange loss (gain)	11	(138)	24	(152)
Change in fair value of Newmont loan (note 9)	76	157	433	157
Other	—	—	4	8
	988	1,393	2,592	2,195

LOSS FOR THE PERIOD	$5,423	$6,427	$15,463	$13,023

Weighted average number of common shares outstanding (millions)	179.5	178.9	179.5	174.3

Loss per share - basic and diluted	$0.03	$0.04	$0.09	$0.07

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Comprehensive Loss

(Thousands of Canadian dollars, except per-share amounts)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
		restated note 4		restated note 4
LOSS FOR THE PERIOD	$5,423	$6,427	$15,463	$13,023

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss
Foreign currency differences arising on translation of foreign operations	2,932	1,941	5,443	(4,123)
TOTAL COMPREHENSIVE LOSS	$8,355	$8,368	$20,906	$8,900

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(Thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
Cash flows provided by (used in):	2019	2018	2019	2018
		restated note 4		restated note 4
OPERATING ACTIVITIES
Net income (loss) for the period	$(5,423)	$(6,427)	$(15,463)	$(13,023)
Adjustments for items not affecting cash:
Depreciation	23	33	62	66
Share based compensation	907	1,523	2,160	2,319
Loan proceeds received in excess of fair value credited to exploration expense (note 9)	—	—	(950)	—
Change in fair value of Newmont loan	76	95	433	157
Exploration expenses paid via issuance of common shares	65	—	65	—
Changes in non-cash working capital:
Accounts receivable	137	105	289	90
Prepaid expenses	91	(44)	132	140
Accounts payable and accrued liabilities	(403)	(557)	(1,450)	(12)
Cash used in operating activities	(4,527)	(5,272)	(14,722)	(10,263)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net of issuance costs	349	136	349	29,171
Advances received on the Newmont loan (note 9)	—	—	3,556	3,917
Share issuance costs	(17)	—	(17)	—
Cash payments against lease obligations	(13)	—	(13)	—
Cash provided by financing activities	319	136	3,875	33,088

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	—	—	—	(1,819)
Purchase of equipment	(6)	(45)	(6)	(65)
Restricted cash and reclamation deposits funded	(76)	—	(404)	—
Value added taxes paid, not immediately recoverable	(185)	(206)	(391)	(270)
Cash used in investing activities	(267)	(251)	(801)	(2,154)

Effects of exchange rate changes on cash	(150)	(86)	(7)	117

Net increase (decrease) in cash and equivalents	(4,625)	(5,473)	(11,655)	20,788
Cash and equivalents, beginning of period	9,656	32,403	16,686	6,142
Cash and equivalents, end of period	$5,031	$26,930	$5,031	$26,930

Cash and equivalents consist of:
Bank current accounts and cash on hand			$5,031	$26,907
Short term highly liquid investments			—	23
			$5,031	$26,930

Supplemental cash flow information (note 12)

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(Thousands of Canadian dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Warrants	Options	RSUs, DSUs, and Bonus shares	Total	Accumulated Other Comprehensive Income	Retained earnings	Total
Balances at January 1, 2018, as previously stated	160,441	$174,436	$14,114	$4,944	$118	$19,176	$(8,840)	$(14,984)	$169,788
Effect of change in accounting policy	—	—	—	—	—	—	183	(9,487)	(9,304)
Balances at January 1, 2018, restated	160,441	174,436	$14,114	$4,944	$118	$19,176	$(8,657)	$(24,471)	$160,484
Private placement	17,581	27,803	2,964	—	—	2,964	—	—	30,767
Shares issued for debt settlement	148	207	—	—	—	—	—	—	207
Share issuance costs	—	(1,777)	—	—	—	—	—	—	(1,777)
Warrants exercised	388	64	(18)	—	—	(18)	—	—	46
Stock options exercised	657	333	—	(197)	—	(197)	—	—	136
Share based payments	—	—	—	1,987	336	2,323	—	—	2,323
Loss for the period	—	—	—	—	—	—	—	(13,023)	(13,023)
Other comprehensive income	—	—	—	—	—	—	4,123	—	4,123
Balance at June 30, 2018	179,215	$201,066	$17,060	$6,734	$454	$24,248	$(4,534)	$(27,494)	$183,286

Balance at January 1, 2019	179,315	$201,077	$17,026	$8,020	$914	$25,960	$4,797	$(54,384)	$177,450
Shares issued for Monitor agreement	59	65	—	—	—	—	—	—	65
Exercise of warrants	563	535	(186)	—	—	(186)	—	—	349
Share issuance costs	—	(17)	—	—	—	—	—	—	(17)
Redemptions of RSUs	196	215	—	—	(215)	(215)	—	—	—
Share based payments	—	—	—	1,344	816	2,160	—	—	2,160
Loss for the year	—	—	—	—	—	—	—	(15,463)	(15,463)
Other comprehensive loss	—	—	—	—	—	—	(5,443)	—	(5,443)
Balance at June 30, 2019	180,133	$201,875	$16,840	$9,364	$1,515	$27,719	$(646)	$(69,847)	$159,101

For details of the change in accounting policy during 2018, refer to note 3 of the audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and has been continued as a federal company under the Canada Business Corporations Act since 2016. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the exploration, development, and acquisition of mineral properties, and holds two material gold projects – the Camino Rojo oxide gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at June 30, 2019, the Company had not advanced any of its properties to commercial production and was not able to fund day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon successful results from our mineral exploration activities and our ability to attain profitable operations and generate cash or raise equity capital or borrowings sufficient to meet current and future obligations. We expect to fund operating costs of the Company over the next twelve months with cash on hand and with further equity or debt financings.

2.	BASIS OF PREPARATION

We have prepared these condensed interim consolidated financial statements in accordance with IAS 34 «Interim Financial Reporting». They do not include all the information required for full annual financial statements.

The Board of Directors approved these condensed interim consolidated financial statements for issue, on August 9, 2019.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in Canadian dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2018.

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2018.

You should read these condensed interim consolidated financial statements in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

4.	CHANGES IN ACCOUNTING POLICIES DURING THE YEAR ENDED DECEMBER 31, 2018 WHICH EFFECT THE COMPARATIVE FIGURES

During the year ended December 31, 2018, we changed certain of our accounting policies. Consequently, we restated the figures presented for the comparative period (namely, the three and six months ended June 30, 2018). A discussion of the quantitative changes respecting the three and six months ended June 30, 2018 are presented in this note below. For a qualitative discussion of these changes in accounting policies we refer you to note 3(a) of our annual audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

(i)	Exploration and evaluation (“E&E”) expenditures

The Company’s previous accounting policy was to capitalize exploration and evaluation expenditures. In preparation for the possible construction and operation of our mineral projects, we updated our policy with respect to such expenditures. The new policy is to expense such expenditures as incurred.

(ii)	Site-related administrative costs

The Company’s previous accounting policy was to include site-related administrative costs, professional fees, rent, administrative salaries, and travel within “general and administrative expenses”. The new policy is to present these costs within exploration expenditures.

(iii)	Site-related VAT recoverable amounts

The Company’s previous accounting policy was to include site-related value-added taxes (“VAT”) recoverable, such as Mexican IVA, within “exploration and evaluation assets”. The new policy is to present these amounts as receivables, with appropriate current and long term classification. The IVA paid upon the initial acquisition of the Camino Rojo Project continues to be carried as part of acquisition costs.

(iv)	Corporate administrative costs

As a result of the reclassifications in note (ii) above, corporate “rent”, “public and community relations”, and “travel” were not material. Consequently, we grouped them within “office and administrative” expenses.

(v)	Effects of these changes in accounting policies

The effects of the above changes on the results of operations and cash flows are presented here:

	Three months ended June 30, 2018	Six months ended June 30, 2018
Effect on income statement of changes in accounting policies
Exploration and evaluation expenses (“E&E”):
As originally presented	$40	$46
E&E charged to expenses, note (i)	4,422	9,692
As restated	$4,462	$9,738

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Three months ended June 30, 2018	Six months ended June 30, 2018
Office and administration expenses:
As originally presented	$265	$432
Site-related adminstrative costs reclassified to E&E, note (ii)	(210)	(324)
Corporate public and community relations reclassifed to office and administrative (note (iv))	6	30
Corporate rent reclassifed to office and administrative (note (iv))	18	27
Corporate travel reclassifed to office and administrative (note (iv))	47	69
As restated	$126	$234

Professional fees:
As originally presented	$286	$489
Site-related professional fees reclassified to E&E, note (ii)	(84)	(151)
As restated	$202	$338

Public and community relations:
As originally presented	$84	$209
Site-related public and community relations costs reclassified to E&E, note (ii)	(78)	(179)
Corporate public and community relations reclassifed to office and administrative (note (iv))	(6)	(30)
As restated	$—	$—

Rent:
As originally presented	$33	$57
Site-related rent reclassified to E&E, note (ii)	(15)	(30)
Corporate rent reclassifed to office and administrative (note (iv))	(18)	(27)
As restated	$—	$—

Salaries and benefits:
Originally presented as management and directors’ fees	$225	$444
Originally presented as salaries and benefits	97	278
As originally presented, combined	322	722
Site-related salaries and benefits reclassified to E&E, note (ii)	(92)	(258)
As restated	$230	$464

Travel:
As originally presented	$88	$149
Site-related travel reclassified to E&E, note (ii)	(41)	(80)
Corporate travel reclassifed to office and administrative (note (iv))	(47)	(69)
As restated	$—	$—

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Three months ended June 30, 2018	Six months ended June 30, 2018
Effect on cash flow statement of changes in accounting policies

Cash used in operating activities:
As originally presented	$(1,367)	$(1,592)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel reclassified to E&E, note (ii)	519	1,021
E&E charged to expenses, note (i)	(4,457)	(9,755)
Depreciation included in E&E	33	63
As restated	$(5,272)	$(10,263)

Cash used in investing activities:
As originally presented	$(4,155)	$(10,825)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel reclassified to E&E, note (ii)	(519)	(1,021)
E&E (excluding depreciation) charged to expenses, note (i)	4,423	9,692
As restated	$(251)	$(2,154)

There were no changes in cash flows provided by financing activities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

5.	EXPLORATION AND EVALUATION

The Company’s exploration and evaluation projects consist of the Camino Rojo Project, the Cerro Quema Project, and the Monitor Gold Project.

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Goldcorp Corporation’s (“Newmont”) Peñasquito Mine and consists of eight concessions covering in aggregate 205,936 hectares. As currently understood, Camino Rojo is comprised of a near-surface oxide gold and silver deposit, a deeper sulphide zone containing gold, silver, zinc and lead mineralization, and a large area with exploration potential.

In November 2017, we acquired the Camino Rojo Project from Goldcorp Inc. (a predecessor company to Newmont) by:

•	issuing 31,860,141 common shares of Orla,
•	granting a 2% net smelter royalty (the “Royalty”) on the sale of all metal production from Camino Rojo, and
•	paying certain obligations, including Mexican value-added taxes, of approximately $4,923,000.

In addition, the Company and Goldcorp (now, Newmont) entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project. The Royalty excludes revenue on the sale of metals produced from a sulphide project where Newmont has exercised its Sulphide Option.

We maintain a right of first refusal if Newmont elects to sell the Royalty, in whole or in part.

(b)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, in south western Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open-pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, in the normal course.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

To maintain the options, minimum payments and work commitments are required for each year to 2038. In 2019, these consist of US$50,000 in share issuances (completed in January 2019), US$20,000 in advance royalty payments (completed in March 2019)), and US$30,000 in work commitments. For 2020, these payments and work commitments consist of US$40,000 in advance royalty payments, and US$75,000 in work commitments. We expense these property options payments and work commitments as they are incurred.

(d)	Exploration and evaluation assets

Capitalized initial acquisition costs of our active mineral properties are as follows:

	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Acquisition costs at historical rates
At December 31, 2018	$54,258	$109,474	$407	$—	$164,139
Additions	—	—	—	—	—
At June 30, 2019	$54,258	$109,474	$407	$—	$164,139

Accumulated foreign exchange on translation
At December 31, 2018	$2,145	$2,976	$22	$—	$5,143
Due to changes in exchange rates	(982)	(4,575)	(18)	—	(5,575)
At June 30, 2019	$1,163	$(1,599)	$4	$—	$(432)

Acquisition costs
At December 31, 2018	$56,403	$112,450	$429	$—	$169,282
At June 30, 2019	$55,421	$107,875	$411	$—	$163,707

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(e)	Exploration and evaluation expense

Three months ended June 30, 2019	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$48	$—	$—	$—	$48
Drilling	289	—	—	—	289
Geological	304	220	30	—	554
Engineering	833	—	—	—	833
Environmental	231	—	—	—	231
Community and government	160	62	—	—	222
Land, water use, and claims	17	1	—	—	18
Project management	80	—	—	—	80
Project review	—	—	—	12	12
Site activities	264	140	—	—	404
Site administration	193	629	2	—	824
	$2,419	$1,052	$32	$12	$3,515

Six months ended June 30, 2019	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$128	$31	$—	$—	$159
Drilling	972	—	—	—	972
Geological	673	589	35	—	1,297
Engineering	1,742	—	—	—	1,742
Environmental	423	—	—	—	423
Community and government	278	189	—	—	467
Land, water use, and claims	2,980	3	102	—	3,085
Project management	124	—	—	—	124
Project review	—	—	—	118	118
Site activities	573	608	—	—	1,181
Site administration	410	1,038	2	—	1,450
	$8,303	$2,458	$139	$118	$11,018

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Three months ended June 30, 2018 (restated)	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$108	$187	$—	$—	$295
Drilling	339	495	—	—	834
Geological	705	357	110	—	1,172
Engineering	144	—	—	—	144
Environmental	60	—	—	—	60
Community and government	9	202	—	—	211
Land, water use, and claims	201	—	40	—	241
Project management	64	—	—	—	64
Project review	—	—	—	55	55
Site activities	371	364	15	—	750
Site administration	102	534	—	—	636
	$2,103	$2,139	$165	$55	$4,462

Six months ended June 30, 2018 (restated)	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$199	$278	$—	$—	$477
Drilling	339	806	—	—	1,145
Geological and geophysical	915	1,240	134	—	2,289
Engineering	201	—	—	—	201
Environmental	91	—	—	—	91
Community and government	45	478	—	—	523
Land, water use, and claims	2,018	—	40	—	2,058
Project management	107	—	—	—	107
Project review	—	—	—	76	76
Site activities	702	836	15	—	1,553
Site administration	161	1,057	—	—	1,218
	$4,778	$4,695	$189	$76	$9,738

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	PROPERTY, PLANT, AND EQUIPMENT

	Right-of-use assets: facilities	Equipment	Office equipment	Computer equipment	Vehicles	Total
Cost
At December 31, 2018	$—	$427	$44	$185	$29	$685
Additions (disposals)	116	1	3	2	—	122
Movements in exchange rates	—	(8)	(2)	(1)	(1)	(12)
At June 30, 2019	$116	$420	$45	$186	$28	$795

Accumulated depreciation
At December 31, 2018	$—	$207	$17	$101	$16	$341
Charged in the year	6	36	2	13	6	63
Movements in exchange rates	—	(4)	—	—	(1)	(5)
At June 30, 2019	$6	$239	$19	$114	$21	$399

Net book value
At December 31, 2018	$—	$220	$27	$84	$13	$344
At June 30, 2019	$110	$181	$26	$72	$7	$396

7.	ACCOUNTS PAYABLE

	June 30, 2019	December 31, 2018
Trade payables	$707	$1,341
Payroll related liabilities	263	402
	$970	$1,743

8.	LEASES

During the three months ended June 30, 2019, we entered into a lease of approximately three years in respect of office space. Prior to this agreement, our terms were month-to-month, for which we had elected to expense as incurred.

Upon inception of the lease, we recognized a right-of-use asset of $116,000 with an offsetting lease liability of the same amount.

The lease obligation was calculated using a discount rate of 10% based on fixed payments required under the lease. We deducted initial non-refundable payments totaling $10,000 paid at inception. We expense annual operating and tax payments as incurred and include them within office and administration.

We will depreciate the right-of-use asset on a straight-line basis over the term of the lease.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	June 30, 2019	December 31, 2018
Current portion	$29	$—
Long term portion	74	—
	$103	$—

9.	NEWMONT LOAN

	Mexican pesos (thousands)	Mexican pesos (thousands)	Canadian dollars (thousands)
	Undiscounted	Discounted
At December 31, 2018	121,865	87,917	$6,103
Advances received	51,357	37,634	3,569
Advances received in excess of fair value, credited to exploration expense	—	—	(963)
Change in fair value during the period	—	5,152	357
Foreign exchange	—	—	(45)
At March 31, 2019	173,222	130,703	9,021
Change in fair value during the period	—	1,063	76
Foreign exchange	—	—	(109)
At June 30, 2019	173,222	131,766	$8,988

Newmont (then, Goldcorp) agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 7, 2017 until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project.

At our option, we may repay any amounts owing to Newmont, prior to maturity, in the form of (a) a lump sum cash payment, (b) the issuance of additional common shares of the Company, or (c) a combination of cash and shares, all provided that any issuance of common shares does not result in Newmont holding more than 19.99% of the issued and outstanding number of common shares of the Company.

Because the loan is non-interest bearing, for accounting purposes at each reporting date we discount the expected payments using a risk-adjusted discount rate. At initial inception, a rate of 14.6% was used. At June 30, 2019, a discount rate of 14.1% was used. Amounts received in excess of fair value are credited to exploration expense upon receipt.

Subsequent to the reporting period, the Company received a further advance of MXN 46 million ($3.2 million) from Newmont pursuant to this agreement.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

10.	SHARE CAPITAL

(a)	Warrants

During the three months ended June 30, 2019, we announced an Early Warrant Exercise Incentive Program, the purpose of which was to encourage the early exercise of the Company’s warrants which are scheduled to expire on July 8, 2021 (the “July 2021 warrants”). Under the incentive program, holders of such warrants were entitled to receive one full new warrant (the "Incentive Warrant") if they exercised their July 2021 warrants prior to July 12, 2019. Each Incentive Warrant is exercisable into one common share of the Company at a price of $1.65 expiring June 12, 2022.

The following summarizes information about warrants outstanding at June 30, 2019:

Expiry date	Exercise price	Outstanding, December 31, 2018	Exercised	Issued	Outstanding, June 30, 2019
February 15, 2021	$2.35	8,790,600	—	—	8,790,600
July 8, 2021	$0.62	6,737,500	(562,500)	—	6,175,000
June 12, 2022	$1.65	—		562,500	562,500
November 7, 2022	$1.40	3,000,000	—	—	3,000,000
Total number of warrants		18,528,100	(562,500)	562,500	18,528,100
Weighted average exercise price		$1.57	$0.62	$1.65	$1.60

Subsequent to the reporting period, a further 5,230,000 warrants were exercised, for gross proceeds of $3,243,000. Consequently, 5,230,000 new warrants expiring on June 12, 2022 were issued.

(b)	Restricted Share Units (“RSUs”)

RSUs outstanding:

		Number vesting or settling in the year
	Number	2019	2020	2021	2022
Outstanding, January 1, 2019	368,000	202,666	82,667	82,667	—
Settled	(196,000)	(196,000)	—	—	—
Awarded	849,639	—	283,214	283,214	283,211
Outstanding, June 30, 2019	1,021,639	6,666	365,881	365,881	283,211

(c)	Deferred Share Units (“DSUs”)

DSUs outstanding:

Number
Outstanding, December 31, 2018	180,000
Awarded	240,566
Outstanding, June 30, 2019	420,566

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Bonus shares

(i)	Non-executive Chairman bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). If the non-executive Chairman ceases to be the director of the Company before the Eligibility Period ends, the bonus shares will be forfeited. The bonus shares will become issuable (1) after the Eligibility Period on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($655,000) based on the market price of the common shares at the date of Board approval. Accordingly, we are recognizing this award date fair value in share based payments expense on a straight-line basis over the Eligibility Period.

(ii)	Chief Executive Officer bonus shares

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to the incoming Chief Executive Officer of the Company. The bonus shares vest in four tranches of 250,000 bonus shares each, issuable upon the achievement of certain share price thresholds particular to each tranche. We estimated that these market condition tranches would vest in various periods from December 2019 to March 2022. Accordingly, we are recognizing the award date fair value ($537,000) in share payments expense over these periods.

11.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel (“KMP”)	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and members of the Board of Directors of the Company.

Quantum Advisory Partners LLP (“Quantum”)

Registered limited liability partnership, of which Paul Robertson, the former Chief Financial Officer of the Company, is an incorporated partner.

The Company did not employ Mr. Robertson directly, and he provided services as Chief Financial Officer pursuant to a professional services agreement with Quantum.

Besides providing the services of Mr. Robertson, Quantum provided bookkeeping and accounting services to the Company at agreed monthly quantities and rates, with additional charges for excess usage. Pricing is at normal commercial terms, with prices negotiated annually.

Quantum ceased to be a related party on April 30, 2018.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amount

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Short term incentive plans
Salaries, management fees, consulting fees	$613	$224	$844	$443
Directors’ fees	51	—	92	—
	664	224	936	443
Share based payments	690	1,121	1,699	1,736
Total	$1,354	$1,345	$2,635	$2,179

No amounts for estimated short term incentive compensation were accrued at March 31, 2019. At June 30, 2019, we revised our estimate and accrued $351,000 for such costs.

The Company has agreed to making severance payments amounting to approximately $3,300,000 (December 31, 2018 – $3,225,000) to certain officers and management in the event of a change in control. As the likelihood of these events taking place is not determinable, we have not reflected such amounts in these financial statements.

(b)	Transactions

The following related party transactions are included in compensation to key management personnel, above.

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Quantum – management services	$—	$52	$—	$71

The Company had no other material transactions with related parties other than key management personnel during the three and six months ended June 30, 2019 and 2018.

(c)	Outstanding balances at the Reporting Date

No related party amounts were receivable or payable at June 30, 2019 (December 31, 2018 – $nil).

The amounts we have accrued in respect of short-term incentive compensation (note 11(a)) are not legally enforceable liabilities until the Board resolves these amounts to be paid.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Shares issued for debt settlement	$—	$—	$—	$207
Reclassification from reserves to share capital upon exercise of options	—	197	—	197
Reclassification from reserves to share capital upon exercise of warrants	186	—	186	18
Reclassification from reserves to share capital upon maturity of RSUs	215	—	215	—
Initial recognition of right of use asset with offsetting lease liability	106	—	106	—
Reclassification between accounts receivable and restricted cash	329	—	329	—

13.	SEGMENT INFORMATION

(a)	Reportable segments

The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Panamanian projects, the Mexican projects, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments as yet generate revenue from external customers, and each of the projects are focused on the exploration and evaluation of mineral properties.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

	Mexico	Panama	USA	Canada	Total
At June 30, 2019
Restricted cash	$—	$525	$—	$69	$594
Property, plant, and equipment	182	70	—	144	396
Exploration and evaluation assets	55,421	107,875	411	—	163,707

At December 31, 2018
Restricted cash	$—	$205	$—	$—	$205
Property, plant, and equipment	193	117	—	34	344
Exploration and evaluation assets	56,403	112,450	429	—	169,282

	Mexico	Panama	USA	Canada	Total
Exploration expense
Three months ended March 31, 2019	$5,884	$1,406	$107	$106	$7,503
Three months ended June 30, 2019	2,419	1,052	32	12	3,515
Six months ended June 30, 2019	$8,303	$2,458	$139	$118	$11,018

Three months ended March 31, 2018	$2,675	$2,588	$24	$21	$5,308
Three months ended June 30, 2018	2,104	2,169	165	55	4,493
Six months ended June 30, 2018	$4,779	$4,757	$189	$76	$9,801

14.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties and to maintain a flexible capital structure. In the management of capital, we include long term loans and share capital.

During the three and six months ended June 30, 2019, there were no changes to our policy for capital management during the year.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, acquire or dispose of assets, or adjust the amount of cash and short-term investments. In order to maximize ongoing development efforts, we do not currently pay dividends. The Company and its subsidiaries are not subject to any externally imposed capital requirements.

Loan advances from Newmont are used within a few weeks of receipt to pay land holding costs pursuant to the agreement governing these advances.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Our ability to carry out our long range strategic objectives in future years depends on our ability to raise financing from lenders, shareholders and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities.

15.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At June 30, 2019, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Cash	FVTPL	$5,031	$5,031	$—	$—	$5,031
Accounts receivable	Amortized cost	37	—	37	—	37
Restricted cash	FVTPL	69	69	—	—	69
Reclamation deposits	Amortized cost	525	—	525	—	525
		$5,662	5,100	$562	$—	$5,662

Financial liabilities
Trade payables	Amortized cost	$707	$—	$707	$—	$707
Lease obligations	Amortized cost	103	—	103	—	103
Newmont loan	FVTPL	8,988	—	8,988	—	8,988
		$9,798	$—	$9,798	$—	$9,798

At December 31, 2018, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Cash	FVTPL	$16,686	$16,686	$—	$—	$16,686
Accounts receivable	Amortized cost	385	—	385	—	385
Reclamation deposits	Amortized cost	205	—	205	—	205
		$17,276	16,686	$590	$—	$17,276

Financial liabilities
Trade payables	Amortized cost	$1,341	$—	$1,341	$—	$1,341
Newmont loan	FVTPL	6,103	—	6,103	—	6,103
		$7,444	$—	$7,444	$—	$7,444

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. As at June 30, 2019, we had no financial assets or financial liabilities which we measured at fair value on a non-recurring basis.

(b)	Financial Risk Management

(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to cash and reclamation deposits.

Our cash is held at large Canadian financial institutions in interest bearing accounts. Our reclamation deposits are held with large banks in the countries where they have been lodged. We believe that the credit risk related to our cash and reclamation deposits is negligible.

The Company’s maximum exposure to credit risk is the carrying value of cash and reclamation deposits.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

At June 30, 2019, our financial liabilities had expected maturity dates as follows:

	Fair value	Total contractual cash flows	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years
Trade payables	$707	$707	$707	$—	$—	$—
Lease obligations	103	119	10	31	78	—
Newmont loan	8,988	11,815	—	—	11,815	—
	$9,798	$12,641	$717	$31	$11,893	$—

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company’s financial instruments are exposed are currency risk and interest rate risk.

(A)	Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. We have not entered into any foreign currency contracts or similar arrangements to mitigate this risk; however, we may do so in the future.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Six Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our financial instruments are held in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican pesos (“MXN”). As such, our US- and Mexican-currency accounts and balances are subject to fluctuation against the Canadian dollar. Our financial instruments were denominated in the following currencies as at June 30, 2019:

	Canadian dollars (thousands)	US dollars (thousands)	Mexican pesos (thousands)
Cash	$4,040	$567	$3,658
Restricted cash	69	251	—
Accounts receivable	—	14	269
Reclamation deposits	—	150	—
Trade payables	(530)	(33)	(799)
Newmont loan	—	—	(131,766)
Total foreign currency	3,476	949	(128,638)
Exchange rate	1.0000	1.3087	0.0682
Equivalent Canadian dollars	$3,476	$1,242	$(8,774)

Based on the above net exposures as at June 30, 2019, and assuming that all other variables remain constant:

•	a 10% appreciation of the US dollar against the Canadian dollar would decrease loss by $89,000 and
•	a 10% appreciation of the Mexican peso against the Canadian dollar would increase loss by $1,731,000.

(B)	Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and our reclamation deposits are held mainly in saving accounts and term deposits and therefore there is currently minimal interest rate risk. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values compared to carrying value.

The Company’s interest rate risk arises principally from the changes in interest rates related to term deposits where our cash and reclamation deposits are held. A one percent change increase in interest rates would result in a decrease of approximately $g50,000 to the Company’s loss for the six months ended June 30, 2019.

The fair value of the Newmont loan is subject to interest rate risk as it is marked to market at each reporting date. The fair value would have decreased by $162,000 had interest rates been 1% higher.